Exhibit 99.4

TGGT HOLDINGS, LLC
Consolidated Financial Statements
December 31, 2012, 2011 and 2010
(With Independent Auditors’ Report Thereon)

TGGT HOLDINGS, LLC
Consolidated Financial Statements
December 31, 2012, 2011, and 2010

Independent Auditors’ Report
The Board of Directors
TGGT Holdings, LLC:
We have audited the accompanying consolidated financial statements of TGGT Holdings, LLC, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, cash flows, and members’ equity for each of the years in the three‑year period ended December 31, 2012, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of TGGT Holdings, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2012, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Dallas, Texas
February 21, 2013

TGGT HOLDINGS, LLC
Consolidated Balance Sheets
December 31, 2012 and 2011
(in thousands)
	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$8,050	$36,035
Accounts receivable, net of allowance for bad debt of $1,055 in 2012 and $0 in 2011	35,232	44,968
Assets held for sale	9,065	5,100
Prepaid expenses	1,744	1,236
Total current assets	54,091	87,339
Property and equipment:
Gas gathering and pipeline assets	1,204,526	1,143,617
Other depreciable assets	13,956	15,904
Total property and equipment	1,218,482	1,159,521
Accumulated depreciation and amortization	(76,274)	(45,652)
Property and equipment, net	1,142,208	1,113,869
Material supplies	2,104	2,811
Deferred financing costs, net	3,231	2,795
Total assets	$1,201,634	$1,206,814
Liabilities and members’ equity
Current liabilities:
Accounts payable and accrued liabilities	$29,172	$114,831
Current portion of capital leases payable	2,029	6,872
Total current liabilities	31,201	121,703
Commitments and contingencies (see note 7)
Long-term liabilities:
Long-term debt	491,642	462,142
Long-term portion of deferred rent	183	291
Total long-term liabilities	491,825	462,433
Members’ equity	678,608	622,678
Total liabilities and members’ equity	$1,201,634	$1,206,814
See accompanying notes to the consolidated financial statements

TGGT HOLDINGS, LLC
Consolidated Statements of Operations
Years ended December 31, 2012, 2011, and 2010
(in thousands)
	For the year ended December 31,
	2012	2011	2010
Revenues:
Natural gas sales	$27,832	$46,798	$51,559
Condensate sales	7,114	6,186	5,873
Transportation, gathering, compression and treating fees	211,505	186,527	102,775
Total revenues	246,451	239,511	160,207
Operating costs and expenses:
Purchased gas	22,794	37,342	49,249
Operating expense	45,161	69,684	49,445
General and administrative	17,514	17,983	13,664
Ad valorem tax	3,425	2,584	1,030
Loss on sale of property	1,636	1,579	—
Impairments	51,271	15,963	—
Insurance recovery	(500)	(6,275)	(917)
Contractual contingency	557	2,700	—
Depreciation and amortization	32,132	25,453	16,930
Total operating costs and expenses	173,990	167,013	129,401
Operating income	72,461	72,498	30,806
Other income (expense):
Interest expense, net of interest income	(16,225)	(8,645)	(270)
Other income (expense)	(1,168)	10	651
Net income before income taxes	55,068	63,863	31,187
Texas margin tax expense	425	636	287
Net income	$54,643	$63,227	$30,900
See accompanying notes to the consolidated financial statements

TGGT HOLDINGS, LLC
Consolidated Statements of Cash Flows
Years ended December 31, 2012, 2011, and 2010
(in thousands)
	For the year ended December 31,
	2012	2011	2010
Operating activities:
Net income	$54,643	$63,227	$30,900
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,132	25,453	16,930
Amortization of deferred financing costs	2,375	609	—
Loss on sale of assets	1,636	1,579	—
Impairment of assets, net of insurance recoveries	50,771	9,688	—
Change in fair value of gas imbalance	552	—	—
Contractual contingencies	557	2,700	—
Change in assets and liabilities:
Accounts receivable	9,736	(7,646)	(17,816)
Other current assets	3,841	(781)	47
Accounts payable & other current liabilities	(27,188)	11,367	16,858
Net cash provided by operating activities	129,055	106,196	46,919

Investing activities:
Additions to property and equipment	(191,001)	(307,197)	(287,504)
Proceeds from sale of property and equipment	11,936	300	—
Insurance recoveries on property and equipment	500	6,275	917
Acquisitions	—	—	(16,063)
Restricted cash	—	188	(188)
Net cash used in investing activities	(178,565)	(300,434)	(302,838)

Financing activities:
Members' capital contributions	—	—	257,000
Borrowings under Credit Agreement	29,500	462,142	—
Members' distributions	—	(250,000)	—
Payment of deferred financing costs	(2,811)	(3,404)	—
Payments on capital lease obligations	(5,164)	(1,725)	(1,672)
Net cash provided by financing activities	21,525	207,013	255,328

Net (decrease) increase in cash	(27,985)	12,775	(591)
Cash, beginning of period	36,035	23,260	23,851
Cash, end of period	$8,050	$36,035	$23,260

Supplemental cash flow information:
Non-cash capital expenditures in liabilities	$9,277	$74,856	$63,254
Interest paid, net of amounts capitalized	14,762	7,003	239
Margin taxes paid	494	407	67
Non-cash capital contribution	1,286	—	—
Deferred rent in liabilities	304	408	—

See accompanying notes to the consolidated financial statements

TGGT HOLDINGS, LLC
Consolidated Statements of Members’ Equity
Years ended December 31, 2012, 2011, and 2010
(in thousands)
	BG US	EXCO
	Gathering	Operating
	Company	Company	Total
Members’ equity balances at December 31, 2009	260,776	260,776	521,551
Members' cash contributions during period	128,500	128,500	257,000
Members’ share in period net income	15,450	15,450	30,900
Members’ equity balances at December 31, 2010	404,726	404,726	809,451
Distributions to Members’	(125,000)	(125,000)	(250,000)
Members’ share in period net income	31,614	31,613	63,227
Members’ equity balances at December 31, 2011	311,340	311,339	622,678
Members' contributions for Wallace Lake acquisition	643	643	1,286
Members’ share in period net income	27,321	27,322	54,643
Members’ equity balances at December 31, 2012	$339,304	$339,304	$678,608
See accompanying notes to the consolidated financial statements

TGGT Holdings, LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012, 2011, and 2010

(1)	Background and Organization
Background
TGGT Holdings, LLC (the Company or TGGT Midstream), is a natural gas midstream company that is engaged in natural gas gathering, compression, treating, transportation, marketing, and related services primarily in the East Texas/North Louisiana area.
Organization
The Company was formed on August 14, 2009, arising from a transaction between EXCO Operating Company, LP, or EXCO, and an affiliate of BG Group, plc, or BG Group. EXCO contributed two midstream companies, TGG Pipeline, Ltd., or TGG, and Talco Midstream Assets, Ltd., or Talco, with a combined net book value of $316.3 million, to the Company, in exchange for membership units in the Company. EXCO then sold 50% of its membership units in the Company to BG Group for cash consideration of approximately $269.2 million, including closing adjustments. Upon formation, EXCO and BG Group, or Members, contributed $20.0 million each to fund initial operations of the Company. Member’s capital was equalized at the opening balance sheet date, per the terms of the LLC formation agreement.
The Company’s operations are overseen by a management board with equal membership from both of its members. Neither EXCO nor BG Group has control over the management of, or a controlling beneficial economic interest in, the operations of the Company. Each member has no liability in excess of: (i) the amount of its contributions to the Company; (ii) its share of any assets and undistributed profits of the Company; (iii) its obligation to make other payments expressly provided for in the LLC formation agreement; and (iv) the amount of any distributions wrongfully distributed to it.
The Company has no employees and is staffed by Members’ employees who have been seconded (100% duty assigned by the respective member) to the Company. The Company employs the services of contractors as needed and has the ability to purchase services from either EXCO or BG Group under the terms of service agreements executed with each member at the inception of the Company.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation
We fully consolidate all of our subsidiaries in the accompanying consolidated statements as of and for the years ended December 31, 2012, 2011, and 2010. All intercompany transactions and accounts have been eliminated.

(b)	Use of Estimates
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP), which includes the use of estimates and assumptions by management that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. The most significant estimates pertain to revenues, expenses, and capital accruals. Actual results could differ from those estimates.

(c)	Reclassifications

For the year ended December 31, 2011, the Company reclassified certain revenues to transportation, gathering, compression and treating fees and to natural gas sales in order to more accurately represent the nature of the revenues and to conform to the presentation for the year ended December 31, 2012. The reclassification had no impact on previously reported total revenues, but impacted transportation, gathering, compression, and treating fees by $2.2 million and natural gas sales by $6.4 million for the year ended December 31, 2011.

(d)	Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(e)	Accounts Receivable
The majority of our accounts receivable are due from customers to whom we provided gathering, compression, transportation, or treating services or sale of purchased natural gas or condensate. A significant portion of our accounts receivable are due from our Members.

(f)	Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade account receivables related to revenue or imbalance agreements and trade account payables related to supplier risk on construction projects. The Company continually monitors and reviews credit exposure to its counter‑parties and structures its contractual agreements to limit the risk of loss. The Company records reserves for uncollectible accounts on a specific identification basis since our historical uncollectible accounts are not significant. Allowance for doubtful accounts is determined based on specific identification of accounts reviewed by management and deemed doubtful as to collectability. At December 31, 2012, the Company recorded a $1.1 million allowance for an invoicing dispute with a customer where collectability was not probable. At December 31, 2011, we determined that no allowance for doubtful accounts receivable was necessary.

(g)	Gas Gathering Systems
The initial purchase and additions of gas gathering assets, other than those acquired at formation, include capitalized interest and costs allocable to construction and are recorded at cost. Interest capitalized with construction cost for the years ended December 31, 2012 and 2011 was $2.0 million and $1.6 million, respectively. Sales or retirements of assets, along with the related accumulated depreciation, are included in operating income unless the disposition is treated as a discontinued operation. Costs of maintenance and repairs that are not significant improvements are expensed when incurred. Expenditures to extend the useful lives of the assets are capitalized.
Upon formation of the Company’s opening balance sheet, 50% of the contributed property and equipment was recorded at its historical cost and 50% of the contributed property and equipment was deemed a sale of assets and was recorded at its fair value in accordance with accounting for joint ventures under GAAP.
At December 31, 2012 and 2011, the Company’s total property and equipment included $4.5 million and $169.0 million of assets under construction, respectively. The Company’s gas gathering asset capital expenditures for 2012 and 2011 have been reduced by amounts reimbursed by producers for well connect costs.
Depreciation expense of $32.1 million, $25.5 million, and $16.9 million was recorded for the years ended December 31, 2012, 2011, and 2010, respectively. Depreciation of assets is recorded on a straight‑line basis over the following useful lives:

Useful Lives (Years)
Functional Class of Property
Buildings and salt water disposal facilities	20 - 25
Pipelines and treating equipment	30 - 40
Other property, plant and equipment	4 - 20

FASB ASC 360‑10‑05‑4 requires long‑lived assets to be reviewed whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In order to determine whether an impairment has occurred, the Company compares the net book value of the asset to the undiscounted expected future net cash flows. If an impairment has occurred, the amount of such impairment is determined based on the expected future net cash flows discounted using a rate commensurate with the risk associated with the asset.
When determining whether impairment of one of our long‑lived assets has occurred, the Company must estimate the undiscounted cash flows attributable to the asset. The Company’s estimate of cash flows is based on assumptions regarding the purchase and resale margins on natural gas, volume of gas available to the asset, markets available to the asset, operating expenses, and prices of natural gas liquids. The amount of availability of natural gas to an asset is sometimes based on assumptions regarding a producer’s future drilling activity, which may be dependent in part on natural gas prices. Projections of gas volumes and future commodity prices are inherently subjective and contingent upon a number of variable factors. Any significant variance in any of the above assumptions or factors could materially affect our cash flows, which could require us to record an impairment of an asset.

(h)	Asset Retirement Obligations
The Company accounts for its asset retirement obligations by recognizing on its balance sheet the net present value of any legally binding obligation to remove or remediate the physical assets that it retires from service, as well as similar obligations for which the timing and/or method of settlement are conditional on a future event, which may or may not be within the control of the Company. The Company has not recorded asset retirement obligations at December 31, 2012 or 2011, because it does not have sufficient information as set forth in FASB ASC 410‑20‑25‑16 to reasonably estimate such obligations and the Company has no current intention of discontinuing the use of any significant assets.

(i)	Deferred Loan Costs
Deferred loan costs, consisting of fees and other expenses associated with debt financing, are amortized over the term of the associated debt using the straight‑line method. Additional amortization is recorded in periods in which prepayments that reduce the commitment on the debt are made.

(j)	Material Supplies
Our material supplies consist of line pipe, surface equipment, and other miscellaneous construction materials. Material supplies is long‑term in nature and is capitalized to our gas gathering system assets once it has been placed into service at its weighted average historical cost. The Company carries the material supplies at the lower of cost or market.

(k)	Gas Imbalances
Quantities of natural gas over‑delivered or under‑delivered related to imbalance agreements are recorded monthly as accounts receivable or accounts payable using an estimated price based on current market prices, an index to current market prices or the weighted average prices of natural gas at the plant or system pursuant to imbalance agreements for which settlement prices have yet to be finalized. Dependent on imbalance contract terms within certain volumetric limits, imbalances may be settled by deliveries of natural gas. At December 31, 2012, imbalance receivables were $0.8 million, and payables were $0.8 million. At December 31, 2011, imbalance receivables were $1.8 million, and payables were $2.0 million.

(l)	Revenue Recognition
Primarily, the Company earns service fee revenue from the gathering, compression, treating, and transportation of natural gas. Secondary revenue producing activities are the marketing of natural gas, natural gas liquids, and condensate to purchasers.
Gathering, transportation, compression, and processing services are generally provided on a fixed fee basis per unit based on the volumes (Mcf) or heating content (Mmbtu) of natural gas. Revenues are recognized when the services are provided.
In addition to fees, the Company is paid for its services by keeping a percentage of the natural gas, which it then markets or processes under percentage of proceeds contracts, and markets the associated residue.
Sales of natural gas purchased from third parties, for which the Company takes title, are reported as a component of revenues. The cost of natural gas purchased from third parties is reported as a component of operating costs and expenses.

(m)	General and Administrative Expenses
The Company’s general and administrative expense includes the costs of secondee compensation and benefits billed to us by our Members and all other nonoperating expenses necessary to the conduct of our business.
Of the $17.5 million of general and administrative expenses incurred in 2012, $12.4 million or 70.9% related to wages and benefits, $2.7 million or 15.4% to office expense, and $1.5 million or 8.7% to professional fees and contractor services and the remainder to travel and miscellaneous administrative expenses.
Of the $18.0 million of general and administrative expenses incurred in 2011, $13.1 million or 72.8% related to wages and benefits, $2.5 million or 13.8% to office expense, and $0.6 million or 3.5% to professional fees and contractor services and the remainder to travel and miscellaneous administrative expenses.
Of the $13.7 million of general and administrative expenses incurred in 2010, $9.7 million or 70.8% related to wages and benefits, $2.0 million or 14.6% to office expense, and $1.0 million or 7.3% to professional fees and contractor services and the remainder to travel and miscellaneous administrative expenses.

(n)	Income Taxes
The Company is generally not subject to income taxes because its income is taxed directly to its Members; however, the Company is subject to the gross margin tax enacted by the state of Texas. For the years ended December 31, 2012, 2011, and 2010, the Company recorded $0.4 million, $0.6 million, and $0.3 million of Texas margin tax expense, respectively. The Company has not taken any uncertain tax positions meeting the more likely than not criteria as of December 31, 2012, 2011, or 2010.

(o)	Environmental Costs
Environmental costs that relate to current operations are expensed as incurred. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based upon evaluations of currently available facts related to each site. For the years ended December 31, 2012 and 2011 these costs were not significant.

(3)	Long‑Lived Assets and Impairments
A summary of the impairment expense for December 31, 2012, 2011, and 2010 is reflected below:

	2012	2011	2010
Holly 6 facility	$34,886	$5,850	—
Danville gathering system	5,470	—	—
CSI compressors - held for sale	625	3,900	—
Cancelled capital projects	9,247	—	—
Marshall office - held for sale	250	—	—
Shelby 3 Train 2 dehy - held for sale	293	—	—
Insurance recovery Holly common point 5	—	—	(825)
Miscellaneous insurance recovery	—	(62)	(92)
	$50,771	$9,688	$(917)
On May 28, 2011, at the Company’s Holly 6 Facility near Coushatta, Louisiana, an amine flash tank over‑pressurized and exploded. An EXCO employee assigned to TGGT Midstream was killed and the Train #1 Amine Treating Plant was completely destroyed.
The Company recorded an impairment expense of $12.0 million related to equipment that was destroyed from the explosion, and subsequently received an insurance recovery for damage to the equipment of $6.2 million during 2011.
In the first quarter of 2012, the Company recorded an impairment of approximately $35.3 million for certain assets associated with the installation of temporary treating facilities in response to the incident at the Holly 6 amine treating facility in May 2011. After completion of an independent engineering study, the decision was made to reactivate the undamaged permanent facility at the location since the facility had not sustained as much damage as was initially contemplated. The impairment resulted from costs incurred to install and provision temporary treating facilities that were not utilized or were determined to have a shorter utilization period than originally anticipated.
In the first quarter of 2012, the Company consolidated the field office staff in its Legacy region to one office in Jonesville. As a result, the Company decided to sell its Marshall, Texas office. The Company reclassified the net book value of the Marshall office from fixed assets to assets held for sale in the amount of $1.5 million. In the fourth quarter of 2012, as a result of lower potential sales traffic, the Company reduced the selling price to $1.3 million, resulting in a $0.2 million impairment.
Late in the first quarter of 2012, TGGT Midstream adopted a plan to market and sell the second purchased amine train (train 2) from the Shelby 3 facility project as a result of the temporary decline in volumes in the Shelby area. The $7.1 million purchased value of the uninstalled amine equipment was reclassified from construction in progress to assets held for sale. Late in the third quarter of 2012, the Company received an offer to purchase the dehy component of the train 2 for $0.7 million, resulting in a $0.3 million impairment to the original amount reclassified to assets held for sale.

The Company also recorded a $9.2 million impairment related to canceled projects, comprised of expired right of way, surveying costs, and outsourced engineering services. The projects were canceled as a result of decreased natural gas prices and reduced producer development drilling projections.

(4)	Long‑Term Debt
In January 2011, the Company closed (the Closing) on a $500 million senior secured credit facility (Credit Agreement) with a maturity of five years. The deal, which was led by JPMorgan Chase Bank, N.A., as administrative agent, includes a syndicate of four external banks and an affiliate of one of our members, BG Atlantic Finance Limited (together, the Lenders). Borrowings under the Credit Agreement are unconditionally guaranteed, jointly and severally, by all of the Company’s subsidiaries and are collateralized by first priority liens on substantially all of existing and subsequently acquired assets and equity. Concurrent with Closing, we made distribution to our members of $250 million.
Under the Credit Agreement, borrowings bear interest at the Company’s option of either the monthly Eurodollar Rate (the British Bankers Association London Inter‑Bank Offered Rate Libor) plus the applicable Eurodollar spread or the Alternate Base Rate “ABR” (the highest of the (a) Prime Rate in effect on such day, (b) Federal Funds Rate plus 0.50%, or (c) the 30‑day Eurodollar Rate plus 1.0%) plus an applicable ABR spread.
The applicable Eurodollar Spread and ABR Spread for the interest rate vary quarterly based on the Company’s consolidated leverage ratio (as defined in the credit facility, being generally computed as the ratio of (a) total funded indebtedness to (b) the sum of consolidated earnings before interest, taxes, depreciation, amortization before certain other noncash charges, or adjusted EBITDA) and are as follows:

			Unused
	Eurodollar	ABR	Commitment
Consolidated Leverage Ratio	Spread	Spread	Fee Rate
Greater than or equal to 4.50 to 1.00 but less than 5.00 to 1.00	3.00%	2.00%	0.50%
Greater than or equal to 4.00 to 1.00 but less than 4.50 to 1.00	2.75%	1.75%	0.50%
Greater than or equal to 3.50 to 1.00 but less than 4.00 to 1.00	2.50%	1.50%	0.50%
Greater than or equal to 3.00 to 1.00 but less than 3.50 to 1.00	2.25%	1.25%	0.50%
Less than 3.00 to 1.00	2.00%	1.00%	0.50%

The interest rate at December 31, 2012 and 2011 was 2.72% and 2.76%, respectively.
The Company may prepay all loans under the credit facility at any time without premium or penalty (other than Eurodollar Loan breakage costs), subject to certain notice requirements. The credit facility requires no principal payments but requires mandatory prepayments of amounts outstanding thereunder with the net proceeds of certain asset sales, equity dispositions subject to a trailing twelve‑month basket of $10 million, but these mandatory prepayments do not require any reduction of the Lenders’ commitments under the Credit Agreement.
Our Credit Agreement contains, among other things, covenants defining our and our subsidiaries’ ability to dispose of assets, merge, make distributions, repurchase, or redeem equity interest and indebtedness, incur indebtedness and guarantees, create liens, enter into agreements with negative pledge clauses, make certain investments or acquisitions, enter into transactions with affiliates or engage in any business activity other than our existing business. Our Credit Agreement also contains covenants requiring us to deliver to the Lenders our leverage and interest coverage financial covenant certificates of compliance. The maximum permitted leverage ratio is 5.00 times debt to total consolidated EBITDA. The minimum interest coverage is 2.50 times consolidated EBITDA to total interest expense. Compliance with these financial covenants under our Credit Agreement is tested quarterly. We complied with the covenants through December 31, 2012.
Our Credit Agreement includes customary events of default, including nonpayment of principal or interest, violation of covenants, incorrectness of representations and warranties, cross defaults and cross acceleration, bankruptcy, material judgments, Employee Retirement Income Security Act of 1974, as amended (ERISA) events, actual or asserted invalidity of the guarantees or the security documents, and certain changes of control of the Company. On January 25, 2012, TGGT Midstream closed an amendment to the Credit Agreement (the Amended Credit Agreement) increasing the aggregate commitment to $600 million with the same maturity, pricing and financial covenants as the Credit Agreement. The Amended Credit Agreement included seven new lenders and removed the related party lender, BG Atlantic Finance Limited. The Amended Credit Agreement allows consolidated leverage ratio to increase from 5.00 to 5.50 to 1.00, provided the senior secured consolidated leverage is equal to or less than 4.00 to 1.00, through the incurrence of senior subordinated notes.
We incurred $3.4 million in fees related to the Credit Agreement that were capitalized as deferred loan costs. These costs are amortized over the term of the Credit Agreement and are recorded in interest expense, which was $2.4 million and $0.6 million for the years ended December 31, 2012 and 2011, respectively.

(5)	Accounts Payable and Accrued Liabilities
As of December 31, 2012 and 2011, the details of accounts payable and accrued liabilities were as follows:

	2012	2011
Trade accounts payable	$6,995	$18,242
Accrued liabilities	8,600	14,290
Capital expenditure accrual	9,277	74,856
Margin tax accrual	492	560
Purchased gas accrual	1,582	3,364
Contractual contingency	1,200	2,700
Interest	905	677
Miscellaneous	121	142
	$29,172	$114,831

(6)	Lease Obligations
TGGT Midstream entered into three compression unit leases that qualify as capital leases. As of December 31, 2011, the Company classified all three capital leases as held for sale and recorded an impairment of $2.1 million to reduce the asset value to the estimated recoverable value, and $1.8 million impairment to increase the capital lease obligation to pay off.
As of December 31, 2012, two of the three compression units were sold. Further impairment charges were taken on the units during 2012 in the amount of $0.6 million to reduce the asset value to the estimated recoverable value. The amount owed under the capital lease obligation for the last unit is $2.0 million, which is classified as a current liability since the compressor is held for sale.
The Company leases compression and treating equipment. The following table is a schedule of future minimum lease payments for leases that had initial or noncancelable lease terms in excess of one year as of December 31, 2012.

	(in thousands)
Year	Operating	Capital
2013	2,206	685
2014	1,271	685
2015	326	—
2016	43	—
2017	40	—
2018+	668	—
Total Lease Payments	$4,554	$1,370

Net Minimum lease payments		$1,370
less amount representing interest		659
Present value of net minimum lease payments		$711

Total rent expense for operating leases, including those with terms of less than one year, was $11.8 million, $14.3 million, and $15.9 million for the years ended December 31, 2012, 2011, and 2010, respectively.

(7)	Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, or from other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs related to any such contingencies are expensed as incurred. Accruals for estimated losses are adjusted as further information develops or as circumstances change. At December 31, 2012 and 2011, we recorded contingencies of $1.2 million and $2.7 million related to contractual disputes.
During 2012, TGGT Midstream settled one claim included in the December 31, 2011 reserve for $2.1 million, resulting in an additional loss of $0.6 million.
During 2012 and 2011, the Company has been a party to litigation arising from events occurring during the normal course of business. While we are unable to estimate the range of exposure, we believe that there is no significant exposure to the Company arising out of these matters. At December 31, 2012, the Company had no active litigation matters the Company believes will have a material adverse impact on its consolidated results of operations or financial condition.

(8)	Related Party Transactions
TGGT Midstream has significant transactions with its Members (see note 1).
During 2010, TGGT Midstream received $257 million from its Members to fund capital contributions. Upon closing the credit facility in 2011, the Company distributed $250 million to its Members.
TGGT Midstream’s operations are governed by a Limited Liability Company agreement, which includes a secondment agreement whereby certain Members’ employees are seconded (100% duty assigned) to TGGT Midstream to serve in various managerial or operational roles. In addition to the secondment agreement, the Limited Liability Company agreement includes a BG Services Agreement and an EXCO Services agreement, which enable TGGT Midstream to purchase services from either of its Members. Members invoice TGGT for actual documented costs attributable or fairly allocated to the employment and secondment of the Members’ secondees. Services provided by Members’ employees who are not seconded to the alliance are billed to TGGT Midstream pursuant to the respective Member service agreement.

The table below sets forth a summary of the Member transactions for December 31, 2012, 2011, and 2010.

	2012	2011	2010
Member charges for secondees and services:
Operating expense	$7,517	$6,035	$3,667
General and administrative expense	12,634	12,577	9,002
Revenues from Members	198,244	192,518	101,397
Accounts receivable from Members	28,622	39,422	33,700
Accounts payable and accrued liabilities to Members	3,202	9,610	11,547

(9)	Acquisitions and Dispositions
During 2012, TGGT Midstream received an offer to purchase the Danville gathering system. Danville was operated solely to gather natural gas produced from EXCO Resources operated wells in the Danville field near Kilgore in Gregg County, Texas. In December 2012, TGGT Midstream sold the Danville gathering system to Gas Solutions II, Ltd. (subsidiary of Costar Midstream) for $7.5 million. The net book value of the Danville assets was $13.0 million, resulting in an impairment charge of $5.5 million. The proceeds received under the terms of the sale were used as a mandatory repayment of the amount outstanding under the Amended Credit Agreement as discussed in note 4 Long‑Term Debt.
The Company acquired an office facility in Marshall, Texas for $1.3 million in January 2010. The facility houses most of our East Texas based administrative staff and contains our electronic supervisory control and data acquisition (SCADA) room, which enables us to collect real‑time data concerning the natural gas flowing on our assets.
The Company acquired an undivided 55% interest in the Wallace Lake pipeline system in Caddo and DeSoto Parishes (Louisiana) for $4.8 million in April 2010. This pipeline augments and complements our assets in the area.
The Company made our initial investment in the Shelby area gathering system by acquiring an 11.7 mile gathering and pipeline system in Shelby and San Augustine Counties (Texas) from EBG Resources, LLC for $10 million in June 2010.
In June 2010, TGGT Midstream acquired a 6.2 mile gathering and pipeline system in Shelby and San Augustine Counties (Texas) from our members BG Group and EXCO for $2.2 million.
The Company acquired a field office facility adjacent to our Holly 3 treating facility from EXCO for $2.3 million in December 2010. Most of the operations personnel for Holly field gathering and treating operations have their offices in this facility.
(10) Subsequent Events
We have evaluated our activity after December 31, 2012, until the date of issuance of our consolidated financial statements on February 21, 2013. The Company has recognized in the consolidated financial statements the effects of any subsequent events that provide additional evidence about conditions that existed at December 31, 2012, including the estimates inherent in the process of preparing the consolidated financial statements.

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